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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Three months ended April 30, 2005

(unaudited – prepared by management)

Form 51-102F1

These financials statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Loss and Deficit
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004
Mineral Property Interests
Revenue
Option Proceeds	$40,000	$84,000
Expenses
Acquisition costs	2,131	97,335
Exploration expenditures	71,947	40,016
Joint venture reimbursement	(2,251)	-
Exploration tax credits	(1,059)	(522)
	70,768	136,829

Other Operations
Revenue
Interest	14,098	2,639
Project management fees	590	1,877
Other	658	175
	15,346	4,691

Expenses
Accounting and legal	5,238	681
Depreciation	4,785	2,997
Foreign exchange losses (gains)	489	(2,832)
Investor services	10,101	9,674
Management services	42,102	25,160
Marketing	21,700	18,099
Office	22,770	7,775
Rent	9,930	9,926
Share-based compensation	18,506	45,516
Salaries and support services	61,719	39,832
Travel and entertainment	13,808	10,900
	211,148	167,728

Loss Before Marketable Securities Transactions	226,570	215,866

Gain on Sale of Marketable Securities	-	8,195

Net Loss	226,570	207,671

Deficit, Beginning of Period	5,496,837	4,001,157

Deficit, End of Period	$5,723,407	$4,208,828
Loss Per Share	$0.01	$0.01

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2005	2004	Jan. 31
ASSETS				2005
Current
Cash		$2,466,434	$3,879,571	$2,724,083
Marketable securities		139,870	129,000	139,870
Accounts receivable		163,728	16,778	193,726
Prepaid expenses		3,719	14,433	6,885
Deposits - Equity Engineering (Note 6)		34,226	-	-
		2,807,977	4,039,782	3,064,564

Office and Computer Equipment, less
accumulated depreciation of $41,087 (2004 - $32,729)		46,601	41,487	44,061
Project Deposits (Note 3)		27,700	44,400	44,400
Mineral Property Interests (Note 4)		-	-	-

		$2,882,278	$4,121,669	$3,153,025

LIABILITIES
Current
Accounts payable and accruals		$65,633	$32,333	$88,811
Payable to related party (Note 6)		-	31,607	33,368
Joint venture project deposits		88,539	183,882	97,806
Reclamation obligation (Note 9)		35,363	--	35,363

		189,535	247,822	255,348

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		7,471,117	7,367,871	7,467,987
Contributed Surplus (Note 5 )		945,033	714,804	926,527
Deficit		(5,723,407)	(4,208,828)	(5,496,837)
		2,692,743	3,873,847	2,897,677

		$2,882,278	$4,121,669	$3,153,025

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004
Cash Flows Used for Operating Activities
Other operations
Cash paid to suppliers and employees	$(139,959)	$(84,503)
Repayment of advances from related party	(67,594)	(1,103)
Revenue received	3,741	5,691
Mineral property interests
Acquisition costs	(3,068)	(97,335)
Exploration costs	(98,006)	(40,016)
Exploration tax credits/grants	-	45,242
Project deposits by JV partner	(9,267)	183,882
Option proceeds	40,000	50,000

	(270,154)	61,858

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	-	20,133
Project deposits	16,700	(20,200)
Purchase of office and field equipment	(7,325)	(20,521)

	9,375	(20,588)

Cash Flows From Financing Activities
Common shares issued for cash	4,050	3,154,200
Share issue costs	(920)	(233,813)

	3,130	2,920,387

Increase (Decrease) in Cash	(257,649)	2,961,657
Cash, Beginning of Period	2,724,083	917,914

Cash, End of Period	$2,466,434	$3,879,571

Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$-	$-
Shares issued for acquisition of
mineral property interests	-	-
Marketable securities received	-	(34,000)
Mineral property interest option proceeds	-	34,000
Share-based compensation expense	(18,506)	(45,516)
Contributed surplus	18,506	45,516

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004
Common Shares (Note 5)
Balance, beginning of period	$7,467,987	$4,447,484
Issued for
Private placement	-	2,659,200
Private placement (flow-through)	-	-
Share-purchase warrants	4,050	495,000
Employee stock options	-	-
Mineral properties	-	-
Share issue costs	(920)	(233,813)

Balance, end of period	7,471,117	7,367,871

Retained Earnings
Balance, beginning of period	(5,496,837)	(4,001,157)
Loss for the period	(226,570)	(207,671)

Balance, end of period	(5,723,407)	(4,208,828)

Contributed Surplus
Balance, beginning of period	926,527	669,288
Share-based compensation	18,506	45,516
Options exercised

Balance, end of period	945,033	714,804

Shareholders’ Equity	$2,692,743	$3,873,847

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Option Proceeds	Acquisition Costs	Exploration Costs	Joint Venture Repayments	Tax Credits

Adam	$ -	$ -	$ 1,976	$ -	$ (2)
Alaska	-	-	86	-	-
Fer	-	-	-	-	-
Kizmet	-	721	3,682	-	(218)
RDN	40,000	-	455	-	(15)
Simpson	-	-	-	-	-
Thorn	-	-	5,756	-	(719)
Tide	-	-	1,247	-	(49)
Walker Lane	-	1,174	43,640	-	-
William’s Gold	-	-	3,960	-	(50)
Yukon T.E.I.	-	-	3,393	(1,140)	-
Other	-	236	7,752	(1,111)	(6)

Total	$ 40,000	$ 2,131	$ 71,947	$ (2,251)	$ (1,059)

Cumulative Net Mineral Property Costs since Inception

Balance	Current	Balance
January 31, 2005	Expenditures	April 30, 2005

Adam	$ 60,336	$ 1,974	$ 62,310
Alaska	23,621	86	23,707
Fer	100,802	-	100,802
Kizmet	185,321	4,185	189,506
RDN	800,676	(39,560)	761,116
Simpson	71,954	-	71,954
Thorn	665,276	5,037	670,313
Tide	(59,978)	1,198	(58,780)
Walker Lane	35,461	44,814	80,275
William’s Gold	190,955	3,910	194,865
Yukon T.E.I.	185,450	2,253	187,703
Other	11,074	6,871	17,945

Total	$ 2,270,948	$ 30,768	$ 2,301,716

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

April 30, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 8 to the consolidated interim financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. and Rimfire Nevada Ltd. (collectively the “Company”).

Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment (prior to March 23, 2004)	30%
Computer equipment (after March 23, 2004)	45%
Office equipment and furniture	20%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties, which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 4.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property. The amounts shown for mineral property expenditures and related costs do not necessarily represent present or future recoverable values. The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Mineral Property Reclamation Obligations

The company may have an obligation to complete reclamation work on mineral property interests where exploration activities have occurred in the past and may occur in future years under the Company’s guidance. Reclamation work is normally completed at the end of each season’s exploration program; however, for on-going projects where it is anticipated that future programs will require the same infrastructure, some remedial work is not undertaken until the completion of all exploration programs.

An estimate has been made of the cost for a third party to undertake this reclamation obligation for all active projects. A reclamation obligation expense has been calculated as the present value of the cost if it were to be undertaken during the year of tenure expiry or in 2008, whichever comes first. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The Company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Loss per Share

The basic loss per share is calculated on the basis of the weighted average number of common shares of the Company that were outstanding in each reporting period. The diluted loss per share, which is disclosed only if dilutive, includes the potential dilution from share purchase options, calculated using the treasury stock method, in the weighted average number of shares.

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as it incurs the related exploration expenditures. Flow-through mining expenditures will first be applied against any outstanding renounced expenditure then used to determine the exploration tax credits to which the company may be entitled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

MARKETABLE SECURITIES

	2005	2004
CANGOLD Ltd. – 250,000 shares (2004 -150,000 shares)	$ 80,000	$ 64,000
Hyder Gold Inc. – 150,000 shares	18,000	18,000
Plutonic Capital Inc. – 125,000 shares (2004- 150,000 shares)	27,500	33,000
Serengeti Resources Inc. – 175,000 shares (2004- 100,000 shares)	31,500	18,000
Stikine Gold Corp.(2004 - 100,000 shares)	-	12,500

Western Keltic Mines Inc. –89,500 shares (2004 - 100,000 shares)	23,270	26,000

	180,270	171,500
Less previous write-down to estimated market value	(40,400)	(42,500)

	$ 139,870	$ 129,000

Fair market value of the marketable securities on April 30, 2005 was approximately $188,810
(2004 - $158,250).

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the bond is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the bond is increased. The following schedule shows reclamation deposits for each project

Project	Date of Deposit	Amount
Tide	August 13, 2002	$ 3,500
RDN	April 13, 2004	10,800
	April 21, 2004	9,400
William’s Gold	June 7, 2004	4,000
TOTAL		$ 27,700

4.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the three months ended April 30 were:

	2005	2004
Acquisition Costs	$ 2,131	$97,335

Exploration Costs
Aircraft and helicopter	(1,487)	-
Camp	6,619	372
Chemical analysis	-	167
Drafting	1,969	4,327
Equipment rental	291	-
Geological and engineering	54,542	20,333
Maps and reproductions	2,144	1,581
Materials	(2,669)	6
Project management	692	1,076
Recording and filing	1,305	9,332
Travel	8,541	2,822
	71,947	40,016
Exploration tax credits and grants	(1,059)	(522)
Joint venture reimbursement	(2,251)	-
	68,637	34,494

Option Proceeds	(40,000)	(84,000)
Cumulative Net Expenditures, Beginning of Period	2,567,028	1,835,045

Cumulative Net Expenditures, End of Period	2,597,796	1,887,874

Property write-down and abandonment	(296,080)	(236,484)

Net Mineral Property Costs	$ 2,301,716	$1,651,390

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The Company’s mineral property interest commitments are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company has earned its interest by making staged payments totalling $230,000, completing exploration expenditures of $50,000 and issuing a total of 200,000 common shares. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (“CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of exploration expenditures of $1,2 million:, cash payments totalling $190,000 and issuing 250,000 shares of CANGOLD to the Company. In September 2004, CANGOLD completed these requirements. The Company and CANGOLD have entered into a joint venture agreement for further development of the property. CANGOLD is currently operator for the project.

RDN Property, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 6) for a price of $150,000. The Company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The Company may purchase one-half of the net smelter royalty for $666,666.

The Company signed an option agreement, effective March 29, 2004 and amended November 19, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005

•

not less than an aggregate of $3,500,000 on or before December 31, 2006

•

not less than an aggregate of $5,000,000 on or before December 31, 2007

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006

•

$75,000 on or before March 1, 2007

Rimfire will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

William’s Gold Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company earned the remaining 50% interest my making cash payments totalling $57,500 and issuing 125,000 common shares. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the net smelter return for $1,000,000. Advance Royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the Company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Serengeti assumed the following obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti (received)

•

50,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005

•

an additional $600,000 on or before December 31, 2006

The Company will be operator for the exploration programs until Serengeti’s interest has vested. In November 2004 additional claims were staked which were converted to two claims totalling 1,184 hectares. These Wave claims will be jointly explored with the Tide property but do not form part of the property agreement.

Kizmet Property, British Columbia

In April 2003, the Company acquired the Kizmet (formerly Sutlahine) Property by staking 4 claims comprising 80 units. Twenty-eight additional claims were staked in October 2003. An additional 12 claims totalling 219 units were staked in May 2004. The mineral claims have been converted to 28 claims totalling 18,675 hectares. A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 to fulfill the assessment work requirement to keep these claims in good standing until December 2006. On January 12, 2005 the Company used the new on-line map-staking process to acquire 23 claims totalling 9,263 hectares.

On January 25, 2005 The Company signed a memorandum of understanding with Barrick Gold Corporation (“Barrick”) to jointly explore the Kizmet claims. Barrick will contribute 169 claims totalling 67,865 hectares while Rimfire will contribute 51 claims totalling 27,939 hectares. The companies will establish a 50:50 joint venture upon completion of a formal option agreement. Upon signing, Barrick will pay the Company $75,000 Canadian Dollars.

Barrick can increase their interest to an aggregate 80% upon completion of the following:

•

to 65% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Company’s election, to 80% upon assisting the Company with project financing.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. These claims have been converted to 2 claims totalling 1,823 hectares. The Company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing until April 2007.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended October 28, 1999, and October 11, 2000, the Company has earned a 51% interest in the claims. The exploration expenditures required to earn an 85% interest were not completed. Boliden’s interest in the property has been sold to Breakwater Resources Ltd. (“Breakwater”).The Company and Breakwater will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

Simpson Property, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until December 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property. On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004(completed)

•

an additional $75,000 USD by January 30, 2005, (completed) and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement. AngloGold has also elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Eagle Property, Alaska

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005 (completed), and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments to the Company of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement.  AngloGold has elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Beverly, Boundary and SE Surf properties, Alaska

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in the California and Surf properties, which included separate claim blocks now called Beverly, Boundary and SE Surf. The joint venture partner, Western Keltic Mines Inc., held the remaining 70% interest in the properties.

In August 2003, Western Keltic Mines Inc. sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Additional staking in March 2004 added 42 claims to the Boundary property and 16 claims to the SE Surf property.

Scot claims, Alaska

In August 2003, the Company staked 39 claims in the Goodpaster District of Alaska, adjacent to current projects. Wildfires in the area prevented exploration of these claims during the summer of 2004, therefore cash in lieu of labour has been paid to keep the claims in good standing.

Yukon Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Yukon. Expenditures for compilation and fieldwork were shared equally between the Company and Newmont.

Walker Lane Project

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area of in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in expenditures within the project area during the term of the two year agreement. Rimfire may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On Rimfire’s acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint

Venture upon Rimfire expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the Net Smelter Return Royalty, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration to earn its 50% interest.

5.

SHARE CAPITAL

Authorized:

     unlimited common shares without par value

Issued and fully paid	2005		2004
	Number of Shares	Amount	Number of Shares	Amount
January 31	17,855,220	7,471,117	13,615,621	$ 4,447,484
Issued for cash
Common shares, net of share issue costs of $920 (’05), $233,813 (’04)	4,500	3,130	4,096,907	2,920,387
Issued for mineral properties	-	-	-	-
April 30	17,859,720	$ 7,467,987	17,712,528	$ 7,367,871

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,771,253 shares for the issue of share purchase options.  The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

Options	Outstanding	Weighted average exercise price	Expiry dates
Director	825,000	$ 0.57	Mar-06 to Dec-09
Officer	405,000	0.73	Mar-06 to Dec-09
Employee	415,000	0.94	Mar-06 to Dec-09
Total	1,645,000	$ 0.70

	Number of	Issue Price
Warrants	Shares	Per Share	Expiry Date	Grant Date

Broker Warrants	209,167	$0.90	12-Sep-05	12-Mar-04
Share Purchase Warrant	1,058,334	$1.15	12-Sep-05	12-Mar-04
	430,120	$1.15	23-Sep-05	23-Mar-04

The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using a generally accepted option pricing model, such as the Black-Scholes model. The following assumptions were used in valuing the options granted during the year:

Volatility	100 - 150%
Risk-free interest rate	2.01 - 2.82%
Expected life	2 to 5 years
Expected dividend yield	-

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and significant shareholders of the Company.  Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the three months ended April 30, 2005, the Company paid Equity $3,312 for geological consulting services and $54,177 for providing general corporate and administrative services composed of $917 for investor services, $24,102 for management services, $1,863 for office, $9,930 for rent and $17,365 for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

7.

FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

8.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a) Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the Company has elected to measure stock-based compensation costs for employees using the fair value based method of accounting. The Company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(b) Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders.  The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold.  Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

(c) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(d) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

  (i)  Shareholders’ Equity

	April 30 2005	April 30 2004	Jan. 31 2005

Shareholders’ equity under Canadian GAAP	$ 2,692,743	$ 3,873,847	$ 2,897,677
Deduct deferred income tax liability	(100,125)	(100,125)	(100,125)
Shareholders’ equity under U.S. GAAP	$2,592,618	$ 3,773,722	$ 2,797,552

(ii)  Loss per Share

	April 30 2005	April 30 2004

Weighted average number of shares under Canadian GAAP	17,857,849	15,437,685
Escrow shares	(29,865)	(209,865)
Weighted average number of shares under U.S. GAAP	17,827,984	15,227,820

Loss Per Share under U.S. GAAP	$0.01	$0.01

9.

ENVIRONMENTAL

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

For the quarter ended

April 30, 2005

1.1

Date

The information in this form includes financial results for the quarter ending April 30, 2005 with other information current to June 15, 2005.

1.2

Overall Performance

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Nevada and Alaska.

One of the most important objectives for the first quarter of 2005 was to develop a strategic plan to determine the direction the Company should take over the next few years. The planning session reaffirmed that our business model, based on leveraging our exploration exposure with strategic partners, will continue to present excellent opportunities for the Company. .The plan also confirmed that the Company should be open to broadening both its geographic and metal focus if significant opportunities arise. The success of the Company is based on our strong technical ability and our network of relationships with key major and junior companies.

As we move into the second quarter, we will begin our fieldwork on a number of projects with drilling focused on the Thorn, Tide and RDN projects. Our work on the Walker Lane project in Nevada is ongoing, and project submittals are being prioritized for follow-up.

Exploration Overview

Crews were mobilized to the Thorn joint venture in late May to commence exploration. The 2005 program will focus on expanding induced polarization (IP) geophysical coverage by extending the existing grid to the northwest. IP surveying has proven to be an effective tool for targeting drill holes, as exemplified by the Talisker Zone discovery in 2004. The Talisker drill hole tested a 500 metre-long chargeability anomaly yielding 1.27 g/t gold, 16.7 g/t silver and 0.2% copper over 56.1 metres. Drilling planned for the coming season will continue to test the Talisker anomaly, as well as new targets  generated from IP surveying and other surface work.

Exploration at the Tide property got underway with an airborne geophysical survey during the quarter. The data from this survey will be used in conjunction with geological and geochemical data to target drilling. A major focus for 2005 fieldwork will be drill testing of the 36 Zone mineralization, where hole TIDE04-03 intersected 130 metres of 1.0 g/t gold in 2004. Preliminary metallurgical work was completed on four intervals from this hole, yielding very encouraging gold leach recoveries of 78-87%. Bottle roll cyanidation tests for three of the samples indicate that a high proportion of gold is recovered after two hours of leaching and the fourth showed that gold recovery improved from 71% to 78% after only four hours of leaching. More detailed metallurgical studies are underway. Groundwork, followed by drilling, is slated to start in early July.

Rimfire identified several exploration targets within a 7920 square kilometre area of the Walker Lane Mineral Belt, Nevada under the terms of an exploration alliance signed with Newmont Mining Corporation. Targets were selected using Newmont’s extensive geological, geochemical and geophysical databases and “neural network” (pattern recognition) targeting maps. Field crews have been prioritizing targets for acquisition.

Financial Overview for Quarter Ended April 30, 2005

Exploration expenditures during the quarter are higher than in the same quarter last year due to exploration work on the Walker Lane Alliance in Nevada. Nevada offers opportunities to continue field work during the late fall, winter and spring when the rest of the Company’s mineral properties are inaccessible due to snow and weather conditions. Substantial work has gone into identifying suitable project areas and conducting preliminary assessments prior to commencing acquisition of the selected targets. Total expenditures on Walker Lane alone are $43,640 in the first quarter of 2005 compared to total exploration expenditures of $40,016 for all projects in the same period in 2004.

Interest income during the first quarter of 2005 is much higher than the same period during 2004. This reflects the increase in the company’s treasury from the placement completed late in the first quarter last year. Management services during the quarter are significantly higher than during the same period last year. 2005 expenditures of $42,102 included a one-time fee for strategic planning, in addition to the normal management fees for the services of David Caulfield as Chief Executive Officer. Salaries and support services have also increased with two more full-time staff being employed in 2005 compared to 2004.

The Company’s working capital as of April 30, 2005 was $2,618,442, comprised primarily of term deposits and other forms of cash, compared to $2,809,216 at the end of January and $3,791,960 as of April 30, 2004.

1.3

Selected Annual Performance

Not Applicable

1.4

Results of Operations

For the quarter ended April 30, 2005, Rimfire incurred a net loss of $226,570 ($0.01 per share) compared to a net loss of $207,671 ($0.01 per share) in the same quarter during the previous year. Revenue improved by $10,655 as interest revenue increased from $2,639 to $14,098 due to increased cash balances and rising market interest rates.

The major changes in general and administrative expenses are for management services, salaries and support. The company undertook a strategic planning exercise during the first quarter of 2005 which increased management expenses from $25,160 in 2004 to $42,102 in 2005. Salaries and support services increased from $39,832 in 2004 to $61,719 in 2005. This reflects the addition of two full-time staff members since the comparable period last year.

Office expense, which includes insurance, appears higher than the same period in 2004. Insurance increased slightly from $14,457 in 2004 to $16,500 in 2005, but the major change was shifting the expense from the second quarter in 2004 (May) to the first quarter in 2005 (April). This increased total office expense from $7,775 in 2004 to $22,770 in 2005.

Investor services expense has been split into two components to reflect the re-alignment of marketing strategies. Investor services expense includes only the costs required to maintain a public listing and to provide services to current shareholders. This includes listing fees, and transfer agent costs. Marketing expense includes the costs to provide information to new and existing shareholders as well as trade show participation intended to raise the company’s profile in the marketplace. Investor services have increased slightly from $9,674 for the first quarter to 2004 to $10,101 for the first quarter of 2005. Similarly, marketing expense has increased from $18,099 in 2004 to $21,700 in 2005.

Exploration expenditures, excluding those by joint-venture partners, totaled $71,947 ($40,016), and property acquisition costs totaled $2,131 ($97,335). These costs were offset by joint venture reimbursements totaling $2,251. Option proceeds, consisting of cash and share payments, totaled $40,000 ($84,000). The major differences when comparing the current fiscal year to the first quarter of 2004 are the completion of earn-in for the Thorn property which substantially reduced both option proceeds received and acquisition costs paid out. Exploration under the Walker Lane Alliance nearly doubled the customary exploration expenditure during the first quarter. Total expenditures on Walker Lane alone are $43,640 in the first quarter of 2005 compared to total exploration expenditures of $40,016 for all projects in the same period in 2004. The remaining expenditures concerned projects within BC, completing reports from the last field season and preparing for the new field season.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 7,800 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a fairly protracted history of exploration; beginning in earnest in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit. A technical report covering previous work programs was filed on SEDAR on February 23, 2004.

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 16,000 hectares, is a joint venture with CANGOLD Limited who holds a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper-bearing veins have represented the prime exploration target on the Thorn property to date. A technical report was filed on SEDAR on May 25th 2005.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,960 hectares, is currently optioned to Serengeti Resources Inc. A second claim group, called the Wave, which covers 1,180 hectares, was jointly staked by the Company and Serengeti Resources. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives, A technical report was filed on SEDAR on December 23, 2004.

William’s Gold

The William’s Gold (formerly Bill) Property is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Williams Gold property, covering 5,160 hectares, consists of two distinct gold-bearing prospects The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The North prospect, located 3 kilometres to the north, is a poorly explained 0.5 km2 gold-copper soil geochemical anomaly centred on a prominent gossan. A technical report was previously filed on SEDAR on July 30, 2003.

On June 8, 2005, the Company staked an additional 4,069 hectares contiguous with the existing claims. The new claims surround both the T-Bill and North prospects.

Kizmet Project

The Kizmet Project is a joint venture with Barrick Gold Corporation. The Company contributed claims totalling 27,939 hectares while Barrick contributed claims covering an area of 67,865 hectares. Rimfire staked the SUTL and LJ claims to the northwest of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property. A technical report has not been filed for this work which is preliminary in nature. Geological highlights include discovery of several precious metal-rich base metal veins, a zone of precious metal-rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphide.

Expenditures by the Company on the British Columbia properties during the quarter ended April 30, 2005 were:

	Kizmet	RDN	Thorn	Tide	Williams Gold
Acquisition costs	$ -	$ -	$ -	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	(1,487)	-	-
Camp and support	-	25	689	70	76
Drafting	50	-	1,323	-	-
Equipment rentals	-	-	(1,029)	61	-
Materials and supplies	-	-	(4,758)	-	-
Maps and reproduction	6	-	1,002	-	175
Professional fees	1,287	430	8,617	1,004	3,709
Project management	5	-	375	-	-
Recording and filing fees	1,305	-	-	-	-
Travel	1,024	-	1,024	112	-
	3,681	455	5,756	1,247	3,960

Exploration tax credits	(218)	(15)	(719)	(49)	(50)
Joint venture payments		-	-	-
	3,463	440	5,037	1,198	3,910

Option proceeds	-	(40,000)	-	-	-

Cumulative Net Expenditures
Beginning of Period	185,321	800,676	665,276	(59,978)	190,955
End of Period	$ 189,506	$ 761,116	$670,313	$(58,780)	$ 194,865

United States

Walker Lane

Walker Lane exploration alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map.

During the first quarter of 2005, Rimfire used the neural network technology to help identify specific targets for investigation. Preliminary field work has been completed on some of the identified targets and additional work will be completed before the middle of June. No mineral properties have been acquired within this defined area.

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of seven claim groups totaling 50,120 acres. The ER-Ogo-Fire and Eagle claim groups are currently optioned to AngloGold (U.S.A) Exploration Inc. The Beverly, Bou, Boundary, Scot and S.E. Surf groups are wholly owned by Rimfire Alaska, Ltd. Two distinct, but related, target types have emerged on these properties:  (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the seven claim groups has demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties. A technical report for the Alaska properties was previously filed on SEDAR on February 23, 2004.

Expenditures by the Company for projects located within the United States during the quarter ended April 30, 2005 were:

	Walker Lane	Alaska
(all amounts in Canadian Dollars)
Acquisition costs	$ 1,174	$ -

Exploration costs
Camp and support	5,374	5
Drafting	246	-
Equipment rentals	1,259	-
Materials and supplies	2,087	-
Maps and reproduction	879	7
Professional fees	27,365	74
Project management	49	-
Travel	6,381	-
	43,640	86

Option proceeds	-	-

Cumulative Net Expenditures
Beginning of Period	35,461	23,621
End of Period	$ 80,275	$ 23,707

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,822 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson and Simpson Extension Properties, consisting of 42 claims, are located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

The Yukon Targeted Exploration Initiative is a joint venture with Newmont Canada Limited focused on grass-roots exploration within a defined area. Costs incurred during 2004 were shared equally between the two companies. No claims have been staked within this defined area.

•

Other projects includes property examinations for potential new projects

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended April 30, 2005.

	Adam	Fer	Simpson	Yukon Targeted	Other
Acquisition costs	$ -	$ -	$ -	$ -	$ 235

Exploration costs
Camp and support	-	-	-	376	-
Drafting	-	-	-	-	350
Maps and reproduction	8	-	-	2	67
Professional fees	1,968	-	-	2,809	7,287
Project management	-	-	-	207	48
	1,976	-	-	3,394	7,752

Exploration tax credits	(2)	-	-	-	(6)
Joint venture payments	-	-	-	(1,140)	(1,111)
	1,974	-	-	2,254	6,635

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Period	60,336	100,802	71,954	185,450	11,074
End of Period	$62,310	$100,802	$71,954	$187,703	$ 17,944

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated in accordance with the Company’s use of the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

Quarter Ended	Revenue $	Income (loss)	Income (loss) per share
April 30,2005	15,346	(226,570)	(0.01)
January 31, 2005	20,556	(680,298)	(0.04)
October 31, 2004	69,222	(307,839)	(0.02)
July 31, 2004	34,228	(299,310)	(0.03)
April 30, 2004	4,691	(208,233)	(0.01)
January 31, 2004	6,433	(394,161)	(0.03)
October 31, 2003	23,081	(130,327)	(0.01)
July 31, 2003	23,125	(228,793)	(0.02)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. Now that the Company is acquiring mineral property interests in Nevada, exploration will continue throughout all quarters of the year and it is anticipated that quarterly expenditures will show less seasonal variability.

1.6

Liquidity

The Company’s working capital as of April 30, 2005 was $2,618,442, comprised primarily of term deposits and other forms of cash, compared to $2,809,216 at the end of January and $3,791,960 as of April 30, 2004. The Company expects that current working capital will be sufficient for the 2005 and 2006 fiscal years.

The Company’s issued and outstanding shares stood at 17,859,720 on April 30, 2005. During the quarter, 4,500 share purchase warrants were exercised which increased the number of shares from the January 31 balance of 17,855,220 issued and outstanding shares.

Subsequent to April 30, the Company completed a non-brokered private placement. The placement consisted of 400,000 flow-through common shares at a price of $1.25 per share. A finder’s fee of 15,500 common shares and $17,125 was paid. Gross proceeds of $500,000 were reduced by share issue costs of approximately $21,500. This placement, which closed on June 14, 2005, increased the number of shares issued and outstanding to 18,275,220.

As of the date of this report, there are 1,645,000 stock options outstanding to directors, officers and employees with expiry dates ranging from March 2006 to December 2009. It is anticipated that these options will be exercised prior to their expiry dates. In addition, there are 209,167 brokers’ warrants at a price of $0.90 and 1,488,454 share purchase warrants at $1.15 which can be exercised prior to September 2005. If all warrants and options were to be exercised, then the number of issued and outstanding shares would increase to 21,617,841 and the company’s treasury would be increased by $2,946,722.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There are no long-term liabilities. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance where total expenditures shown below are required by the agreement. If management chooses to continue with exploration the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
RDN	Nil
Thorn	49% of field work - $ 339,750 49% of Assessment & filing - $3,230	May-June 2005 December 15, 2005
William’s Gold	Assessment & filing - $35,855 Advance royalty payment - $5,000	December 15, 2005
Kizmet	Nil
Tide	Nil

Adam	Nil
Fer	Assessment & filing - $5,360	July 1, 2005
Alaska properties	Annual labour - $10,150 USD (approximately $13,200 CAD) Claim rental - $24,025 USD (approximately $31,250 CAD) Assessment & filing - $873 USD (approximately $1,135 CAD)	August 31, 2005 November 30, 2005 November 30, 2005
Simpson	Assessment & filing - $3,570	September 29, 2005
Walker Lane	Project exploration totalling $300,000 USD (approximately $376,750 CAD)	December 31, 2006

All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the three months ended April 30, 2005, the Company paid Equity $3,312 (2004 -$11,070) for geological consulting services and $54,177 (2004 - $44,446) for providing general corporate and administrative services composed of $917 for investor services (2004 - $510), $24,102 for management services (2004 - $24,099), $1,863 for office (2004 - $2,068), $9,930 for rent (2004 - $9,926) and $17,365 for support services (2004 -$7,843).

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

Not applicable

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 5 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements for details of shares issued during the quarter and to section 1.6 for discussion of outstanding options and warrants.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

    June 24, 2005